Press Release
October 15, 2006

E.ON restructures Board of Management

E.ON is to introduce a new Board structure to prepare the ground for even stronger market focus and for the Group’s future growth. The Supervisory Board of E.ON AG decided today that the future Board of Management will include not only the Chief Executive Officer (CEO), the Chief Financial Officer (CFO) and the Chief HR Officer but also a Chief Operating Officer (COO) and a Board member in charge of Corporate Development/New Markets.

The new Board structure will be effective as of April 1, 2007. At the same time, Hans Michael Gaul, who reaches the age of 65 in March 2007, will retire from the Board.

The new position of the COO will be assumed by Johannes Teyssen (47), who has been a member of E.ON AG’s Board of Management since 2004. Mr. Teyssen will resign from his second function as CEO of E.ON Energie AG in Munich as of March 31, 2007. In his role as COO, Mr. Teyssen will primarily be in charge of managing the company in changing markets and preparing E.ON for the long-term development of an internal energy market within the European Union.

In February 2008, when Burckhard Bergmann reaches the age of 65, he will leave the E.ON Board of Management and retire from his position as CEO of E.ON Ruhrgas AG. This means that the second dual board function will also be terminated at this time. Until then, Mr. Bergmann will continue to serve as member of the E.ON Board of Management responsible for Regulation as well as Gas Production and Supply.

Mr. Lutz Feldmann (49) has been appointed as the new Board member in charge of Corporate Development/New Markets. He will join the Board of Management as of December 1, 2006. Following his carreer at Aral and Veba Oel, Mr. Feldmann was previously a member of the Executive Board member of Deutsche BP AG; his last position was Group Vice President Marketing at BP’s London headquarters. His primary responsibilities will be the Group’s strategic growth and the integration of new companies.

The new Chief Financial Officer appointed by the Supervisory Board effective December 1, 2006, will be Marcus Schenck (40), currently a Partner and Co-Head Investment Banking Germany of Goldman Sachs in Frankfurt/Main, Germany. Mr. Schenck will be the successor to Erhard Schipporeit (57), who will leave the E.ON Board at his own request effective November 30, 2006.

As already announced, Christoph Dänzer-Vanotti (51) has been appointed Chief HR Officer and Industrial Relations Director, also effective December 1, 2006. In his previous position, he served in the same function at E.ON Ruhrgas and will succeed Manfred Krüper, who will retire from his position as of November 30, 2006, when he reaches the age of 65.

This press release may contain forward-looking statements based on current assumptions and forecasts made by E.ON Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Annual Report on Form 20-F). The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.